[STATOIL ASA]

May 6, 2016

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States

Re:	Request to Withdraw Registration Statement on Form F-3 (Registration No. 333-211003) of Statoil ASA and Statoil Petroleum AS

Ladies and Gentlemen:

On behalf of Statoil ASA and Statoil Petroleum AS (collectively, "Statoil"), we hereby request that the above-referenced registration statement under the Securities Act of 1933, as amended (the "Securities Act"), be withdrawn pursuant to Rule 477 under the Securities Act.

On April 29, 2016, the document was inadvertently filed as a registration statement on Form F-3 when it should have been submitted as an automatic shelf registration statement on Form F-3ASR.  Following the submission of this request for withdrawal, Statoil will be resubmitting the registration statement via EDGAR as submission type F-3ASR. No securities were sold in connection with the registration statement that is the subject of this withdrawal request.

Please contact John W. Connolly III at +44 (0) 20 7006 2096 or Drew Rundus at +44 (0) 20 7006 3065, each of Clifford Chance LLP, if there are questions or comments concerning this request.

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Sincerely,

/s/ Philippe Mathieu
Philippe Mathieu